Exhibit 3.1

Delaware
The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF “NBL PERMIAN LLC”, FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JANUARY, A.D. 2017, AT 8:37 O`CLOCK A.M.

CERTIFICATE OF FORMATION
OF
NBL PERMIAN LLC

1.	The name of the limited liability company is NBL Permian LLC (the “Company”).

2.	The registered office of the Company in the State of Delaware is located at 1209 Orange Street - Corporation Trust Center, New Castle County, Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 13th day of January, 2017.

By:	/s/ Dawn A MacFarline
Name:	Dawn A MacFarline
Title:	Authorized Person